CUSIP No. 300867                                   -----------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Exchange Applications, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                     300867
                                 (CUSIP Number)

                                  Deven Parekh
                      Insight Venture Associates IV, L.L.C.
                                680 Fifth Avenue
                            New York, New York 10022
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 29, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Insight Venture Partners IV, L.P. (f/k/a Insight Capital Partners IV, L.P.)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Insight Venture Partners IV, L.P. is organized under the laws of the
     State of Delaware
--------------------------------------------------------------------------------
                        7.     Sole Voting Power
  Number of
                               67,776,455 shares of Common Stock
  Shares              ----------------------------------------------------------

  Beneficially          8.     Shared Voting Power

  Owned by                     0 shares of Common Stock
                      ----------------------------------------------------------
  Each Reporting        9.     Sole Dispositive Power

  Person With                  67,776,455 shares of Common Stock
                      ----------------------------------------------------------
                       10.     Shared Dispositive Power

                               0 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     67,776,455 shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     66.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Insight Venture Partners (Cayman) IV, L.P. (f/k/a Insight Capital Partners (Cayman) IV, L.P.)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Insight Venture Partners (Cayman) IV, L.P. is organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                        7.     Sole Voting Power
  Number of
                               9,315,604 shares of Common Stock
  Shares              ----------------------------------------------------------

  Beneficially          8.     Shared Voting Power

  Owned by                     0 shares of Common Stock
                      ----------------------------------------------------------
  Each Reporting        9.     Sole Dispositive Power

  Person With                  9,315,604 shares of Common Stock
                      ----------------------------------------------------------
                       10.     Shared Dispositive Power

                               0 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,315,604 shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     21.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Insight Venture Partners IV (Fund B), L.P. (f/k/a Insight Capital Partners IV (Fund B), L.P.)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Insight Venture Partners IV (Fund B), L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        7.     Sole Voting Power
  Number of
                               583,500 shares of common Stock
  Shares              ----------------------------------------------------------

  Beneficially          8.     Shared Voting Power

  Owned by                     0 shares of Common Stock
                      ----------------------------------------------------------
  Each Reporting        9.     Sole Dispositive Power

  Person With                  583,500 shares of Common Stock
                      ----------------------------------------------------------
                       10.     Shared Dispositive Power

                               0 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     583,500 shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (9)

     1.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Insight Venture Partners IV (Co-Investors), L.P. (f/k/a Insight Capital Partners IV (Co-Investors), L.P.)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Insight Venture Partners IV (Co-Investors), L.P. is organized under the laws of the state of Delaware
--------------------------------------------------------------------------------
                        7.     Sole Voting Power
  Number of
                               10,729,131 shares of common Stock
  Shares              ----------------------------------------------------------

  Beneficially          8.     Shared Voting Power

  Owned by                     0 shares of Common Stock
                      ----------------------------------------------------------
  Each Reporting        9.     Sole Dispositive Power

  Person With                  10,729,131 shares of Common Stock
                      ----------------------------------------------------------
                       10.     Shared Dispositive Power

                               0 shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,729,131 shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     24.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867


Preliminary Note: The information contained in this Schedule 13D has been amended to reflect, among other things, the purchase by the Reporting Persons of (i) 12% Senior Secured Subordinated Convertible Debentures, in the aggregate principal amount of $1.0 million, issued by the Issuer (as defined below) and Exstatic (as defined below) and (ii) warrants to purchase up to 20,420,986 shares of Common Stock (as defined below).

ITEM 1.  SECURITY AND ISSUER

            The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Exchange Applications, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 89 South Street, Boston, MA 02111.

ITEM 2.  IDENTITY AND BACKGROUND

            (a) - (c)

            This Statement is being filed by Insight Venture Partners IV, L.P., a Delaware limited partnership ("Insight Partners"), Insight Venture Partners IV (Co-Investors), L.P., a Delaware limited partnership ("Insight Co-Investors"), Insight Venture Partners (Cayman) IV, L.P., a Cayman Islands limited partnership ("Insight Cayman"), and Insight Venture Partners IV (Fund B), L.P., a Delaware limited partnership ("Insight Fund B", together with Insight Partners, Insight Co-Investors and Insight Cayman, "Insight IV" or the "Reporting Persons"). Each of the Insight IV funds is engaged in the venture capital business. The executive offices of each of the Insight IV funds is 680 5th Avenue, New York, New York 10022.

            The general partner of each of Insight Partners, Insight Co-Investors, Insight Cayman and Insight Fund B is Insight Venture Associates IV, L.L.C., a Delaware limited liability company ("Insight Venture"), the executive office of which is located at the same address as Insight IV. The principal business of Insight Venture is serving as the general partner to each of the Insight IV funds. Insight Venture is managed by Managing Directors who are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Deven Parekh (the "Managing Directors"). The principal occupation of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock and Parekh is serving as a Managing Director of Insight Venture. The executive office of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock and Parekh is located at 680 5th Avenue, New York, New York, 10022. Jeffrey Horing is the sole member of Insight Venture.

            Insight Cayman has two general partners, Insight Venture and Insight Venture Associates (Cayman) IV, a Cayman Islands Company ("Insight Venture Cayman"). Insight Venture Cayman's principal business is to serve as the administrative general partner of Insight Cayman as required under the laws of the Cayman Islands. Insight Venture Cayman has no control over the investment policy of Insight Cayman. The principal executive office of Insight Venture Cayman is located at the same address as Insight IV.

            (d)   During the last five years, none of the parties listed in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 300867


            (e)   During the last five years, none of the parties listed in this
Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

            (f) Each of the Managing Directors is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            PURCHASE OF CAPITAL STOCK

            On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. In consideration of the issuance of the Preferred Stock, Insight IV surrendered a $1.5 million 9% Bridge Promissory Note issued by the Issuer to Insight IV on December 15, 2000 (and such Note was therefore cancelled) and paid an additional $5,225,224.51 in cash to the Issuer. The transaction is described in more depth in the Securities Purchase Agreement, dated January 10, 2001, among the Issuer and Insight IV (the "Preferred Stock Purchase Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 3.

            Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. From and after December 31, 2003, dividends on the Preferred Stock shall at the Issuer's option, (x) continue to accrue, compound and be added to the original purchase price or (y) be payable in cash. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time. In addition, Insight IV may require the Issuer to redeem any unconverted shares of Preferred Stock at any time following the earlier of (a) an Event of Non-Compliance (as defined in the Certificate of Designation (as defined below)), (b) a Liquidity Event (as defined in the Certificate of Designation (as defined below)) or (c) January 10, 2004, at a 3% premium to the original purchase price per share plus accrued and unpaid dividends.

            The issuance of each of the April Warrant (as defined below), June Warrant (as defined below) and the Convertible Debentures (as defined below) triggered the Preferred Stock's anti-dilution protection provisions, which provisions are contained in the Issuer's Certificate of Designation relating to the Preferred Stock (the "Certificate of Designation"), a copy of which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 3. As a result, the conversion price of the Preferred Stock has been adjusted and is equal to $.74588.

            On February 20, 2001, the Issuer issued to Insight IV a $3.0 million principal amount 9% Bridge Promissory Note (the "February Note") and a warrant to purchase up to

CUSIP No. 300867


108,877 shares of the Issuer's Common Stock (the "February Warrant") for an aggregate purchase price of $3.0 million. Copies of the February Note and the February Warrant are filed as Exhibits 3 and 4 hereto, respectively, and are incorporated by reference into this Item 3. On March 28, 2001, the Issuer issued to Insight IV a $1.5 million principal amount 10% Bridge Promissory Note (the "March Note") and a warrant to purchase up to 294,118 shares of the Issuer's Common Stock (the "March Warrant") for an aggregate purchase price of $1.5 million. Copies of the March Note and the March Warrant are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated by reference into this Item 3.

            On April 16, 2001, Insight IV provided to the Issuer a letter of undertaking which provides, among other things, that if the Issuer requires Additional Financing (as defined in the April Letter) to support its ongoing business operations, Insight IV will, under certain circumstances and subject to certain conditions, provide up to $13.5 million of additional financing to the Issuer (the "April Letter"). A copy of the April Letter is filed as Exhibit 7 hereto and is incorporated by reference into this Item 3. The Additional Financing (as defined in the April Letter) will be available at any time from April 16, 2001 through the earlier of December 31, 2001 or the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement).

            In consideration of the April Letter, on April 16, 2001, the Issuer issued to Insight IV a warrant (the "April Warrant") to purchase the number of shares of Common Stock equal to the sum of (a) 818,182 and (b) the product of
(i) 700,909 and (ii) a fraction (not to exceed 1), the numerator of which is the number of days elapsed since April 16, 2001 and the denominator of which is 262. A copy of the April Warrant is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3. The April Warrant is exercisable at any time after April 16, 2001 and on or prior to April 16, 2011. The exercise price for the April Warrant is the lowest market price for a share of Common Stock of the Issuer for the period from April 16, 2001 until the earlier of (a) the date of first exercise of the April Warrant and (b) the earliest of (i) December 31, 2001, (ii) the date that Insight IV's obligations, if any, with respect to the Additional Financing (as defined in the April Letter) terminate due to notification from the Issuer to that effect and (iii) the date of the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement).

            On June 1, 2001, the Issuer issued to Insight IV a $7.0 million principal amount 12% Bridge Promissory Note (the "June Note") and a warrant to purchase up to 1,363,672 shares of Common Stock (the "June Warrant", and together with the April Warrant, the "Warrants") for an aggregate purchase price of $7.0 million. Copies of the June Note and the June Warrant are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the June Note and the June Warrant, Insight IV surrendered the February Note, and all accrued and unpaid interest thereon, and February Warrant and the March Note, and all accrued and unpaid interest thereon, and March Warrant and provided an additional $2.5 million in cash to the Issuer. The February Note and February Warrant and the March Note and March Warrant, together with other consideration, have been combined to create the June Note and the June Warrant and have, therefore, been cancelled.

            The June Warrant is exercisable at any time after June 1, 2001 and on or prior to June 1, 2011. The exercise price for the June Warrant is the lowest market price of Common

CUSIP No. 300867


Stock for the period commencing on February 20, 2001 and ending on the earlier of (i) each date of exercise of the June Warrant, (ii) the date of repayment of the June Note and (iii) the date of conversion of all of the obligations outstanding under the June Note. The transaction is described in more depth in the Securities Purchase Agreement, dated June 1, 2001, among Insight IV and the Issuer (the "June 1 Purchase Agreement"), a copy of which is filed as Exhibit 11 hereto and is incorporated by reference into this Item 3.

            On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture", together with the Note Debenture, the "Convertible Debentures"). Copies of the Note Debenture and the Wire Debenture are filed as Exhibits 12 and 13 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the Note Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and, as a result thereof, the June Note has been cancelled. In consideration for the Wire Debenture, Insight IV paid $5.0 million in cash to the Issuer on July 26, 2001. The transaction is described in more depth in the Securities Purchase Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer (the "July 26 Purchase Agreement"), a copy of which is filed as Exhibit 14 hereto and is incorporated by reference into this Item 3. Each of the Issuer and Exstatic granted a security interest in all of the assets and properties of the Issuer and Exstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and Exstatic under the Convertible Debentures. The security interest is described in more depth in the Security Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer, a copy of which is filed as Exhibit 15 hereto and is incorporated by reference into this Item 3.

            Interest accrues daily and compounds quarterly on both the Note Debenture and the Wire Debenture at an annual rate equal to 12% and is payable, at the Issuer's and Exstatic's option, in either cash or additional Convertible Debentures. Insight IV may convert at any time each Convertible Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the sum of (1) the product of (A) the principal amount of such Convertible Debenture and (B) 103% plus (2) any accrued and unpaid interest thereon, by (y) .43447, as such price may be amended from time to time (the "Conversion Price").

            In connection with Insight IV's purchases of the Issuer's equity securities, the Insight IV funds became parties to a Fourth Amended and Restated Registration Rights Agreement, dated as of July 26, 2001, among Insight IV and the Issuer (the "Fourth Amended and Restated Registration Rights Agreement"). A copy of the Fourth Amended and Restated Registration Rights Agreement is filed as Exhibit 16 hereto and is incorporated by reference to this Item 3.

            On August 29, 2001, the Issuer and Exstatic jointly issued to Insight IV (i) a 12% Senior Secured Subordinated Convertible Debenture in an aggregate principal amount equal to $1.0 million (the "August 29 Note Debenture") and (ii) a warrant to purchase up to 1,570,845 shares of Common Stock (the "August 29 Warrant"). Copies of the August 29 Note Debenture and August 29 Warrant (the August 29 Warrant and the Rollover Warrant (as defined below)


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
CUSIP No. 300867


were combined to form a single equity security) are filed as Exhibits 18 and 19 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the August 29 Note Debenture and the August Warrant, on August 29, 2001, Insight IV paid the Issuer $1.0 million in cash. The transaction is described in more depth in the Securities Purchase Agreement, dated as of August 29, 2001, among Insight IV, the Issuer, Exstatic and the other parties thereto (the "August 29 Purchase Agreement"), a copy of which is filed as Exhibit 20 hereto and is incorporated by reference into this item 3. Each of the Issuer and Exstatic granted a security interest in all of the assets and properties of the Issuer and Exstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and Exstatic under the August 29 Note Debenture. The security interest is described in more depth in the Security Agreement, dated August 29, 2001, among Insight IV, Exstatic, the Issuer and the other parties thereto (the "New Security Agreement"), a copy of which is filed as Exhibit 21 hereto and is incorporated by reference into this item 3. Each of the parties to the New Security Agreement, together with Insight Venture Partners IV (Collateral Agent), LLC, a Delaware limited liability company ("Insight IV Collateral Agent"), have entered into a Collateral Agency and Intercreditor Agreement, dated as of August 29, 2001 (the "Collateral Agreement"), whereby each such party has agreed to appoint Insight IV Collateral Agent as collateral agent under the New Security Agreement, to hold the Collateral (as such term is defined in the Collateral Agreement) and to exercise certain rights, powers and remedies for the benefit of each of the parties thereto. A copy of the Collateral Agreement is filed as
Exhibit 22 hereto and is incorporated by reference into this item 3. In addition, in connection with the issuance of August 29 Note Debenture, the Security Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer (the "Original Security Agreement") was amended to reflect the execution of the New Security Agreement and to effect certain other revisions. A copy of Amendment No. 1 to the Original Security Agreement is filed as Exhibit 23 hereto and is incorporated by reference into this Item 3.

            Pursuant to the terms of the August 29 Purchase Agreement, in addition to the issuance by the Issuer and Exstatic of the August 29 Note Debenture and the August 29 Warrant to Insight IV, the Issuer and Exstatic jointly issued to five other investors (the "Additional Purchasers"), each as identified in the August 29 Purchase Agreement, (i) additional 12% Senior Secured Subordinated Convertible Debentures, in an aggregate principal amount equal to $14,500,000 and (ii) additional warrants to purchase up to 22,777,254 shares of Common Stock. Two of the Additional Purchasers are limited partners of Insight Partners, one Additional Purchaser is a limited partner of Insight Co-Investors and one Additional Purchaser is a limited liability company, one member of which is a limited partner of certain other funds of which an affiliate of Insight Venture is the General Partner. Insight IV and the Additional Purchasers have not acted together for the purpose of acquiring, holding, voting or disposing of the equity securities purchased by Insight IV and the Additional Purchasers pursuant to the August 29 Purchase Agreement or otherwise. Each of the Insight IV funds disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

            Interest on the August 29 Note Debenture accrues daily and compounds quarterly at a rate equal to (i) 12% per annum from August 29, 2001 to and including August 28, 2003 and (ii) 15% per annum from August 29, 2003 to January 10, 2005 or such earlier date upon which all obligations under the August 29 Note Debenture have been paid in full. Upon the occurrence


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
CUSIP No. 300867


of an Event of Default (as such term is defined in the August 29 Note Debenture), the Issuer shall pay interest on the outstanding principal amount of the August 29 Note Debenture at the rates of interest set forth in clauses (i) and (ii) above plus 2% from the date that such Event of Default has occurred and is continuing until the date such Event of Default is cured, waived in writing by Insight IV or otherwise satisfied by the Issuer in full. The rates of interest set forth in clauses (i) and (ii) above shall be increased to 20% or to the maximum rate allowed under applicable law if raising such rates to 20% would violate any law (which increase shall be retroactive to August 29, 2001) if either: (a) the Issuer's stockholders fail to approve an amendment to the Issuer's Certificate of Incorporation increasing the authorized number of shares of Common Stock to at least 225,000,000 (as the same may be adjusted for any stock split, reverse split, combination, recapitalization or similar event after the date hereof) (or the Issuer otherwise has sufficient authorized and unissued shares to enable the Issuer to issue Common Stock upon the conversion or exercise, as the case may be, of all of the Transaction Securities (as such term is defined in the August 29 Purchase Agreement) outstanding at such time) on or before December 15, 2001, or (b) the Issuer has failed to comply with all of the requirements set forth in the letter from the NASDAQ dated August 23, 2001, received by the Issuer and addressed to Mr. Neil Townsend, Esq., on or before September 10, 2001. Interest is payable, at the Issuer's and Exstatic's option, in either cash or additional 12% Senior Secured Subordinated Convertible Debentures (with terms identical to those of the August 29 Note Debenture).

            Subject to certain restrictions, Insight IV may convert at any time the August 29 Note Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing
(1) the sum of (x) the product of (A) the principal amount of the August 29 Note Debenture and (B) 103% plus (y) any accrued and unpaid interest thereon as of such conversion date by (2) $.3183, as such price may be amended from time to time.

            The August 29 Warrant may be exercised, in whole or in part, by Insight IV at any time or from time to time prior to August 29, 2011; provided, however, that the August 29 Warrant may not be exercised by Insight IV until such time as the Issuer shall have increased the authorized number of shares of Common Stock to at least 225,000,000. The exercise price at any time for each share of Common Stock subject to the August 29 Warrant is $.3183.

            The consummation of the transactions set forth in the August 29 Purchase Agreement satisfied all obligations of Insight IV to the Issuer to provide Additional Financing (as such term is defined in the April Letter) to the Issuer.

            In connection with the execution of a letter agreement among Insight IV, the Issuer and Exstatic, dated as of August 29, 2001 (the "August Letter"), both the Note Debenture and the Wire Debenture were amended and restated to reflect changes to the interest rates and the conversion provisions thereof (the "Amended and Restated Note Debenture" and the "Amended and Restated Wire Debenture", respectively, and collectively, the "Amended and Restated Convertible Debentures"). Copies of the August Letter, the Amended and Restated Note Debenture and the Amended and Restated Wire Debenture are filed as Exhibits 24, 25 and 26 hereto, respectively, and are incorporated by reference into this
Item 3. The terms of the Amended and Restated Convertible Debentures are identical to those of the August 29 Note

CUSIP No. 300867


Debenture. In addition to certain other provisions set forth therein, the August Letter (i) amended specified terms of the Preferred Stock Purchase Agreement,
(ii) provided for the cancellation of the June Warrant, (iii) provided for the issuance to Insight IV of a warrant to purchase up to 18,850,141 shares of Common Stock (the "Rollover Warrant"), (iv) set the exercise price for each share of Common Stock subject to the Rollover Warrant at $0.3183 and (v) fixed the number of shares of Common Stock represented by the April Warrant at 1,179,337. A copy of the August Letter is filed as Exhibit 27 hereto and is incorporated by reference into this Item 3.

            In connection with the terms of the August 29 Purchase Agreement, Insight IV became a party to a Fifth Amended and Restated Registration Rights Agreement, dated as of August 29, 2001, among Insight IV, the Issuer and the other parties thereto (the "Fifth Amended and Restated Registration Rights Agreement"). A copy of the Fifth Amended and Restated Registration Rights Agreement is filed as Exhibit 27 hereto, and is incorporated by reference to this Item 3. The Preferred Stock Purchase Agreement, the July 26 Purchase Agreement, the August 29 Purchase Agreement, the Certificate of Designation and the Fifth Amended and Restated Registration Rights Agreement granted to Insight IV certain rights, including, without limitation, the right to designate, along with certain other investors, up to two members of the Issuer's Board of Directors and up to two non-voting observers entitled to attend meetings of the Issuer's Board of Directors, the right to subscribe for a proportional share of certain future equity issuances by the Issuer, the right to receive periodic financial reports from the Issuer and its subsidiaries and notice of material events affecting the Issuer's business or financial condition, the right to obtain prior consent to a range of corporate governance matters, including without limitation, acquisitions, dispositions, incurrence of indebtedness and the hiring of key personnel, and the right to cause the Issuer to register Insight IV's equity securities upon the request of Insight IV and one other party at any time, as well as the right to include Insight IV's equity securities in any registration of equity securities in any public offering, and the Issuer has agreed to pay all costs associated with any such registration. Insight IV has designated Deven Parekh, a Managing Director of Insight Ventures, as its designee on the Issuer's Board of Directors. Mr. Parekh is presently a member of the Issuer's Board of Directors.

            From and after August 29, 2001, the parties to the August 29 Purchase Agreement worked to finalize the terms of the documentation relating to the transactions set forth therein. Such documentation was finalized on September 10, 2001.

            SOURCE OF FUNDS

            The funds provided by Insight IV for the acquisition of the Issuer's equity securities were obtained from Insight IV's contributed capital, which includes funds that are held available for such purpose. Each of the Insight IV funds disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

ITEM 4.  PURPOSE OF THE TRANSACTION

            The acquisition of the Issuer's equity securities has been made by the Reporting Persons for investment purposes. Except as identified above, although none of the Reporting


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
CUSIP No. 300867


Persons have a present intention to do so, each of the Reporting Persons may make additional purchases of the Issuer's Common Stock or other equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments.

            Depending on these factors, each of the Reporting Persons may decide to sell all or part of its holdings of the Issuer's Common Stock or other equity securities in one or more public or private transactions.

            Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Exchange Act.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

            (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Persons. All percentages are based on 34,053,087 shares of Common Stock issued and outstanding on August 29, 2001, as represented by the Issuer in the August 29 Purchase Agreement.

                                                                          Amended and Restated
                                                     April Warrant,             Convertible
                                                        August 29             Debentures and
                                   Preferred           Warrant and            August 29 Note                           Percent
            Name                     Stock           Rollover Warrant            Debenture              Total         Ownership
            ----                     -----           ----------------            ---------              -----         ---------
Insight Partners                  17,377,704            16,560,132               33,838,619           67,776,455        66.6%
Insight Cayman                     2,388,496             2,276,124                4,650,984            9,315,604        21.5%
Insight Fund B                       149,608               142,569                291,323                583,500         1.7%
Insight Co-Investors               2,750,921             2,621,498                5,356,712           10,729,131        24.0%
Total (Insight IV)                22,666,729            21,600,323               44,137,638           88,404,690        72.2%


            (b) Insight Partners. Insight Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 67,776,455 shares of Common Stock.

CUSIP No. 300867


            Insight Cayman. Insight Cayman has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 9,315,604 shares of Common Stock.

            Insight Fund B. Insight Fund B has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 583,500 shares of Common Stock.

            Insight Co-Investors. Insight Co-Investors has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 10,729,131 shares of Common Stock.

            Insight Venture. Insight Venture may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 88,404,690 shares of Common Stock owned by Insight IV, as the general partner of Insight IV. Insight Venture disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of its pecuniary interest therein, if any.

            The Managing Directors. The Managing Directors may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 88,404,690 shares of Common Stock owned by Insight IV, as managing directors of Insight Venture. Each of the Managing Directors disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of his pecuniary interest therein, if any.

            Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons, other than the Managing Directors, has the power to vote, or direct the vote of, or dispose, or direct the disposition of, any shares of Common Stock.

            (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

            (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

            (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Reference is hereby made to the information disclosed under Items 3 and 4 of this Schedule 13D and is incorporated by reference in response to this
Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


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
CUSIP No. 300867


      Exhibit 1   -     Securities Purchase Agreement among Insight IV and the
                        Issuer dated as of January 10, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on January 24, 2001).

      Exhibit 2   -     Certificate of Designation dated as of January 10, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on January 24, 2001).

      Exhibit 3   -     9% Bridge Promissory Note in the aggregate principal
                        amount of $3,000,000, issued by the Issuer to Insight IV on February 20, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

      Exhibit 4   -     Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on February 20, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

      Exhibit 5   -     10% Bridge Promissory Note in the aggregate principal
                        amount of $1,500,000, issued by the Issuer to Insight IV on March 28, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

      Exhibit 6   -     Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on March 28, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

      Exhibit 7   -     Undertaking Letter among Insight IV and the Issuer dated
                        as of April 16, 2001 (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 18,
                        2001).

      Exhibit 8   -     Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on April 16, 2001
                        (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 18, 2001).

      Exhibit 9   -     12% Bridge Promissory Note in the aggregate principal
                        amount of $7,000,000, issued by the Issuer to Insight IV on June 1, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

      Exhibit 10  -     Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on June 1, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

      Exhibit 11  -     Securities Purchase Agreement among Insight IV and the
                        Issuer, dated as of June 1, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

CUSIP No. 300867


      Exhibit 12  -     12% Senior Subordinated Convertible Debenture in the
                        aggregate principal amount of $7,241,307.37, issued by the Issuer to Insight IV on July 26, 2001 (incorporated by reference to the Reporting Person's Schedule 13D filed with the SEC on August 6, 2001).

      Exhibit 13  -     12% Senior Subordinated Convertible Debenture in the
                        aggregate principal amount of $5,000,000, issued by the Issuer to Insight IV on July 26, 2001 (incorporated by reference to the Reporting Person's Schedule 13D filed with the SEC on August 6, 2001).

      Exhibit 14  -     Securities Purchase Agreement among Insight IV, Exstatic
                        and the Issuer, dated as of July 26, 2001 (incorporated by reference to the Reporting Person's Schedule 13D filed with the SEC on August 6, 2001).

      Exhibit 15  -     Security Agreement among Insight IV, Exstatic and the
                        Issuer, dated as of July 26, 2001 (incorporated by reference to the Reporting Person's Schedule 13D filed with the SEC on August 6, 2001).

      Exhibit 16  -     Fourth Amended and Restated Registration Rights
                        Agreement among Insight IV and the Issuer dated as of July 26, 2001 (incorporated by reference to the Reporting Person's Schedule 13D filed with the SEC on
                        August 6, 2001).

      Exhibit 17  -     Joint Filing Agreement dated July 26, 2001 (incorporated
                        by reference to the Reporting Person's Schedule 13D filed with the SEC on August 6, 2001).

      Exhibit 18  -     12% Senior Secured Subordinated Convertible Debenture
                        in the aggregate principal amount of $1,000,000, issued by the Issuer and Exstatic to Insight IV on August 29,
                        2001.

      Exhibit 19  -     Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on August 29, 2001.

      Exhibit 20  -     Securities Purchase Agreement among Insight IV,
                        Exstatic, the Issuer and the other parties thereto, dated as of August 29, 2001.

      Exhibit 21  -     Security Agreement among Insight IV, Exstatic, the
                        Issuer and the other parties thereto, dated as of August
                        29, 2001.

      Exhibit 22  -     Collateral Agency and Intercreditor Agreement, among
                        the Issuer, Exstatic, Insight IV and the other parties thereto, dated as of August 29, 2001.

      Exhibit 23  -     Amendment No. 1 to the Original Security Agreement,
                        among the Issuer, Exstatic and Insight IV, dated as of August 29, 2001.

CUSIP No. 300867


      Exhibit 24  -     Letter Agreement among Insight IV, the Issuer and
                        Exstatic, dated as of August 29, 2001.

      Exhibit 25  -     Amended and Restated 12% Senior Subordinated Convertible
                        Debenture in the aggregate amount of $7,322,251.30, issued by the Issuer and Exstatic to Insight IV on August 29, 2001.

      Exhibit 26  -     Amended and Restated 12% Senior Subordinated Convertible
                        Debenture in the aggregate amount of $5,055,890.41, issued by the Issuer and Exstatic to Insight IV on August 29, 2001.

      Exhibit 27  -     Fifth Amended and Restated Registration Rights Agreement
                        among Insight IV and the Issuer, dated as of August 29, 2001.

      Exhibit 28  -     Joint Filing Agreement dated September 10, 2001.

CUSIP No. 300867

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INVESTORS:

Date:  September 10, 2001       INSIGHT VENTURE PARTNERS IV, L.P.

                                By: Insight Venture Associates IV, L.L.C., its
                                    general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director


Date:  September 10, 2001       INSIGHT VENTURE PARTNERS (CAYMAN) IV, L.P.

                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

Date:  September 10, 2001       INSIGHT VENTURE PARTNERS IV (FUND B), L.P.

                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

CUSIP No. 300867

Date:  September 10, 2001       INSIGHT VENTURE PARTNERS IV (CO-INVESTORS), L.P.


                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director